FORM 6K

SECURITIES & EXCHANGE COMMISSION
Washington, D.C. 20549
_____

REPORT OF A FOREIGN ISSUER
Pursuant to Rule 13a - 16 or 15d - 16
The Securities Exchange Act of 1934

ANGLO SWISS RESOURCES INC. (File # 0-08797)
(Translation of the Registrant's Name into English   )

#309-837 West Hastings Street, Vancouver, B.C. Canada, V6C 3N6
(Address of principal Executive offices)

Attachments:

1.   Press Release dated February 25, 2011

 Indicate by check mark whether the registrant files or will file annual reports under cover Form 20F or Form 40F.

              FORM 20 F   X   FORM 40F_____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3 – 2 (b) under the Securities Act of 1934.

     YES ___   NO   X

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        ANGLO SWISS RESOURCES INC.
                                        (Registrant)

Dated: February 25, 2011   BY: *Chris Robbins*

                                        It's   Vice President
                                                (Title)

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ANGLO SWISS RESOURCES INC.
Suite 309 - 837 West HASTINGS Street
Vancouver, BC V6C 3N6
604-683-0484
Fax: 604-683-7497

February 25, 2011

Securities & Exchange Commission
450 Fifth Street N.W.
Washington, D.C.
USA 20549

Dear Sir or Madam:

RE: ANGLO SWISS RESOURCES INC.
                  SEC FILE NO. 0-08797
                  FORM 6K

On behalf of Anglo Swiss Resources Inc., a corporation under the laws of British Columbia, Canada, we enclose for filing, one (1) copy of Form 6-K, including exhibits.

If you have any questions, please contact the undersigned at your convenience.

Yours truly,

ANGLO SWISS RESOUCES INC.

(s) Chris Robbins

Per: Chris Robbins
          Vice President

February 25, 2010

Anglo Swiss Resources Approves Intention to Terminate SEC Reporting

IMMEDIATE RELEASE   **Vancouver, British Columbia.**
February 25, 2011   **TSX Venture: ASW**
                                                                                    OTCBB: ASWRF
                                                                                    Frankfurt: AMO

Anglo Swiss Resources Inc. (the "Company") today announces that the Board of Directors has unanimously approved the voluntary filing of the Form 15F with the United States Securities and Exchange Commission ("SEC") to terminate its SEC reporting obligations and the registration of its common shares under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

Under SEC rules, a foreign private issuer such as the Company may deregister a class of its securities under the Exchange Act, and terminate the associated reporting obligations, if, among other conditions, the average daily trading volume of the class of securities in the United States for a recent 12 month period has been no greater than 5% of the average daily trading volume of that class of securities on a worldwide basis.

The Company believes that the costs associated with continuing the registration of its common shares under the Exchange Act, including the costs associated with complying with the requirements of the Sarbanes-Oxley Act of 2002, far outweigh the benefits received by the Company from maintaining its registration.

The Company expects that termination of the registration of its common shares will become effective 90 days after the date of filing of the Form 15F with the SEC. However, as a result of the filing of a Form 15F, the Company's obligation to file certain reports with the SEC will be immediately suspended. The Company is in the process of submitting an application for its common shares to be quoted on the OTCQX to provide continuity to its US shareholders.

The Company will continue to meet its Canadian continuous disclosure obligations through filings with the applicable Canadian securities regulators. All of the Company's filings can be found at the System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com. The Company is currently up-to-date with all of its filings in both Canada and the United States and is currently in full compliance with the internal control and related provisions of Canadian securities laws.

To find out more about the Company, visit our website at www.anglo-swiss.com.

About Anglo Swiss

Anglo Swiss Resources is earning a majority interest in the 160 square kilometer Nelson Mining Camp, the host to the Company's 100% owned Kenville Gold Mine. The Nelson Mining Camp is the host to numerous, historical producing gold, silver and copper mines, surface adits and old workings. Exploration programs are underway throughout the Camp area with the focus on building a larger gold resource within the Kenville Gold Mine property and beyond to the south.

Company contacts:

Len Danard
President and Chief Executive Officer
Tel: (604) 683-0484
Fax: (604) 683-7497
Email: corporate@anglo-swiss.com

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